02018856

AB 3/15/02

Uf 3-21-02

RECEIVED MAR 1 1 2002 140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TEAM SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6912 OWENSMOUTH AVENUE

(No. and Street)

CANOGA PARK, CA 91303

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STAN BRANDENBURG 818 887-~~6445~~ 4655

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHNSTON & CO., CERTIFIED PUBLIC ACCOUNTANTS

(Name — *if individual, state last, first, middle name*)

21031 VENTURA BLVD SUITE 1105, WOODLAND HILLS, CA 91364

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountan must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2,*

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEAM SECURITIES CORPORATION ______________________________, as of DECEMBER 31, 2001 ______, XXXX___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

STANLEY C. BRANDENBURG
Commission # 1232406
Notary Public - California
Los Angeles County
My Comm. Expires Sep 10, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEAM SECURITIES CORPORATION

AUDITOR'S REPORT

DECEMBER 31, 2001

TEAM SECURITIES CORPORATION

CONTENTS

DECEMBER 31, 2001

JOHNSTON & CO.
Certified Public Accountants
21031 Ventura Boulevard, Suite 1105
Woodland Hills, California 91364
(818) 346-9800
Fax (818) 346-0609
www.johnstoncpa.com

INDEPENDENT AUDITOR'S REPORT

February 21, 2002

Board of Directors and Stockholder
Team Securities Corporation
Canoga Park, California

We have audited the accompanying statement of financial condition of Team Securities Corporation as of December 31, 2001 and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Team Securities Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules (pages 8 and 9) is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnston & Co.

TEAM SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 1,275
Commissions receivable - Net of allowance for doubtful accounts of $2,500	7,000
Advances to affiliate (Note C)	15,400
Investments in mutual funds	9,157
	$ 32,832

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,541
COMMITMENTS (Note B)	
STOCKHOLDER'S EQUITY:	
Common stock - No par value:	
Authorized - 100,000 shares	
Issued and outstanding - 100,000 shares	10,000
Contributed capital	110,624
Deficit	(90,333)
	30,291
	$ 32,832

See notes to the financial statements.

TEAM SECURITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001

COMMISSION REVENUES	$ 35,551
OPERATING EXPENSES (Note C)	44,694
	(9,143)
UNREALIZED LOSS ON MUTUAL FUND - Net of dividend of 1,148	(135)
LOSS BEFORE PROVISION FOR STATE INCOME TAXES	(9,278)
PROVISION FOR STATE INCOME TAXES (Notes A and B)	800
NET LOSS	$ (10,078)

See notes to the financial statements.

TEAM SECURITIES CORPORATION

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK		CONTRIBUTED	
	STOCK	AMOUNT	CAPITAL	DEFICIT
BALANCE - January 1, 2001	100,000	$10,000	$ 103,518	$ (80,255)
CONTRIBUTION OF CAPITAL			7,106	
NET LOSS				(10,078)
BALANCE - December 31, 2001	100,000	$10,000	$ 110,624	$ (90,333)

See notes to the financial statements.

TEAM SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (10,078)
Adjustments to reconcile net loss to net cash used by operating activities:	
Unrealized loss on mutual funds	135
Changes in current assets and liabilities:	
Decrease in commissions receivable	9,540
Increase in advances to affiliate	(5,900)
Decrease in accounts payable and accrued expenses	(893)
Net cash used by operation activities	(7,196)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions of capital	7,106
NET DECREASE IN CASH AND CASH EQUIVALENTS	(90)
CASH AND CASH EQUIVALENTS - January 1, 2001	1,365
CASH AND CASH EQUIVALENTS - December 31, 2001	$ 1,275

See notes to the financial statements.

TEAM SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2001

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Organization

The Company was incorporated on February 11, 1986. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Company, in connection with its activities as a broker-dealer, holds no funds and/or securities for customers and, accordingly, is exempt from certain provisions Rules under the Securities Exchange Act.

(2) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

(3) Investments in Mutual Funds

The Company is in a specialized industry whereby certain investments are valued at current market value. Any increase or decrease in unrealized appreciation or depreciation is included in the results of operations.

(4) Income Taxes

The Company, for income tax purposes, elected to be taxed as a S Corporation and any income or loss is not taxed to the Company but passed through to the stockholder for inclusion in the stockholder's tax return.

(5) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

B. COMMITMENTS

The Company is committed under an operating lease for premises with a company related through common control. The minimum monthly lease payment is $500. The lease expired December 31, 2001 and is continuing on a month-to-month lease.

Rent expense for the year ended December 31, 2001 was $1,650.

C. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company entered into transactions with a company related through common control as follows:

Advances	$	5,900
Rent expense		1,650

TEAM SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES

YEAR ENDED DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Stockholder's equity	$ 30,291
Less: Non-allowable current assets	(22,400)
Adjusted net capital	$ 7,891
Total liabilities per Statement of Financial Condition	$ 2,541
Additions:	0
Total aggregate indebtedness	$ 2,541
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 169
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (Greater of minimum net capital required or minimum dollar net capital requirement)	$ 5,000
Excess net capital	$ 2,891

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

Net capital as reported on Form X-17A-5 at December 31, 2001	$ 38,410
Adjustments - Net:	(8,119)
Adjusted net capital	$ 30,291

TEAM SECURITIES CORPORATION

SUPPLEMENTAL SCHEDULES (CONTINUED)

YEAR ENDED DECEMBER 31, 2001

RECONCILIATION OF REVENUES REPORTED

Revenues reported on Forms X-17A-5 for the year ended December 31, 2001:	
Period 1-1-00 through 3-31-00	$ 5,053
Period 4-1-00 through 6-30-00	10,563
Period 7-1-00 through 9-30-00	22,087
Period 10-1-00 through 12-31-00	5,967
Total revenues reported for the fiscal year ended on Forms X-17A-5	43,670
Adjustments - Net	(8,119)
Total revenues per annual report	$ 35,551

JOHNSTON & CO.
Certified Public Accountants
21031 Ventura Boulevard, Suite 1105
Woodland Hills, California 91364
(818) 346-9800
Fax (818) 346-0609
www.johnstoncpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

February 21, 2002

Board of Directors and Stockholder
Team Securities Corporation
Canoga Park, California

In planning and performing our audit of the financial statements of Team Securities Corporation for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Team Securities Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Johnston & Co.